PRIVATE OFFERING NOTICE
                                     [LOGO]
                           Merrill Lynch & Co., Inc.
                             SUMmation Securities/SM/
               Linked to the Performance of the S&P 500(R) Index
                             due September 3, 2008
                      US$10 principal amount per security

                            Private Offering Notice

                                 Summary Terms



The securities:                        Payment at maturity:

o    No interest payments over the     o    The amount investors receive
     term of the securities;                at maturity will be based upon
     however, in no event will              the sum of the monthly returns
     investors receive less than            of the S&P 500 Index during
     $11.00 per $10.00 principal            the term of the securities.
     amount at maturity.                    The amount payable at maturity
o    Payment at maturity is linked          on each unit of the securities
     to the monthly percentage              will equal the greater of (i)
     changes in the values of the           $11.00 or (ii) $10.00 plus the
     S&P 500 Index during the term          product of $10.00 multiplied
     of the securities, subject to          by the sum of the monthly
     a maximum percentage increase          percentage changes of the S&P
     per month as described in the          500 Index over the term of the
     prospectus supplement.                 securities, as described
o    The minimum initial investment         below.
     in the securities is              o    The monthly percentage changes
     US$50,000.                             in the value of the S&P 500
o    Expected settlement date: June         Index are calculated for each
     3, 2003.                               month over the term of the
                                            securities, as described in
                                            the prospectus supplement, and
                                            are subject to a maximum
                                            monthly percentage increase of
                                            4%. Therefore, the maximum
                                            amount investors could receive
                                            at maturity is $35.20 per
                                            security. However, in order
                                            for investors to receive this
                                            maximum amount, the value of
                                            the S&P 500 Index must
                                            increase by at least 4% per
                                            month throughout the term of
                                            the securities, which we
                                            consider very unlikely to
                                            happen. The monthly percentage
                                            decreases in the value of the
                                            S&P 500 Index are not subject
                                            to any limit. However, in no
                                            event will investors receive
                                            less than $11.00 for each unit
                                            of the securities.

The securities (the "Securities"), the subject of the attached offering document, (the "Offering Document") have not been approved for public sale in any jurisdiction outside of the United States. As such, the Securities are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of the Company.

The discussion contained in the Offering Document relating to the tax implications of investing in the Securities is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the U.S. Accordingly, investors should consult their local tax advisor before making an investment in the Securities.

This Notice and the Offering Document have been issued by Merrill Lynch & Co., Inc. (the "Company") for information only. Prospective investors should not treat the contents of this Notice as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Securities. Attention is drawn in particular to risk factors on pages S-7 to S-9 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

                            PRIVATE OFFERING NOTICE

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Investors in the United Kingdom should be aware that Merrill Lynch, Pierce,
Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Securities, has no place of business in the UK and is not regulated by the Financial Services Authority. Therefore, with respect to anything done by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the UK, and the UK rules for the protection of private investors and the UK Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for UK investors.

Investors should also note the following:

     (a) The Securities are denominated in United States dollars. Investors that purchase securities with a currency other than U.S. dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

     (b) The price and value of the Securities and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he invested.

     (c) Investment in the Securities may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Securities and the suitability of purchasing the Securities in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

     (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of any Securities.

     (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Securities.

     (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.


                    The date of this Notice is May 29, 2003.

     This Notice supplements the Prospectus Supplement, dated May 29, 2003, and the Prospectus, dated September 25, 2002.